UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number: 001-32405

NEVSUN RESOURCES LTD.
(Translation of registrant's name into English)

1750 - 1066 West Hastings Street
Vancouver, British Columbia
Canada  V6E 3X1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F [  ]   Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED IN THIS FORM 6-K

99.1	Pre-Acquisition Agreement between Nevsun Resources Ltd. and Zijin Mining Group Co., Ltd. dated September 4, 2018

99.2	Lock Up Agreement between Zijin Mining Group Co., Ltd. and Ian Pearce dated September 4, 2018

99.3	Lock Up Agreement between Zijin Mining Group Co., Ltd. and Peter G. Kukielski dated September 4, 2018

99.4	Lock Up Agreement between Zijin Mining Group Co., Ltd. and Anne Giardini dated September 4, 2018

99.5	Lock Up Agreement between Zijin Mining Group Co., Ltd. and Stephen Scott dated September 4, 2018

99.6	Lock Up Agreement between Zijin Mining Group Co., Ltd. and Geoff Chater dated September 4, 2018

99.7	Lock Up Agreement between Zijin Mining Group Co., Ltd. and Ian Ashby dated September 4, 2018

99.8	Lock Up Agreement between Zijin Mining Group Co., Ltd. and David Smith dated September 4, 2018

99.9	Lock Up Agreement between Zijin Mining Group Co., Ltd. and Joseph Giuffre dated September 4, 2018

99.10	Lock Up Agreement between Zijin Mining Group Co., Ltd. and Marc Blythe dated September 4, 2018

99.11	Lock Up Agreement between Zijin Mining Group Co., Ltd. and Jerzy Orzechowski dated September 4, 2018

99.12	Lock Up Agreement between Zijin Mining Group Co., Ltd. and Peter M. Manojlovic dated September 4, 2018

99.13	Lock Up Agreement between Zijin Mining Group Co., Ltd. and Todd Romaine dated September 4, 2018

99.14	Lock Up Agreement between Zijin Mining Group Co., Ltd. and Ryan MacWilliam dated September 4, 2018

99.15	Lock Up Agreement between Zijin Mining Group Co., Ltd. and Scott Trebilcock dated September 4, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEVSUN RESOURCES LTD.

Date: September 12, 2018	By:	/s/ Joseph Giuffre
Joseph Giuffre
Chief Legal Officer